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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-441387

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/08____ AND ENDING____12/31/08____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ROBINSON & LUKENS, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____1451 Dolley Madison Blvd. Suite 320____
                              (No. and Street)

____MCLEAN____   ____VA____   ____22101____
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____J. Colin Atkins, Jr.____   ____(703) 848-9898____
                                                              (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____WILLIAM BATDORF & COMPANY, P.C.____
                (Name- *if individual, state last, first, middle name*)

____1000 CONNECTICUT AVENUE, NW, SUITE 801, WASHINGTON, DC 20036____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

OATH OR AFFIRMATION

I, ____J. Colin Atkins, Jr._____, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of ____Robinson & Lukens, Inc._____, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBINSON & LUKENS, INC.

STATEMENT OF FINANCIAL CONDITION

AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
  Robinson & Lukens, Inc.
McLean, VA

We have audited the accompanying statement of financial condition of Robinson & Lukens, Inc., at December 31, 2008. This financial statement are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Robinson & Lukens, Inc., at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

February 23, 2009

ROBINSON & LUKENS, INC.

MCLEAN, VA

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2008

ASSETS

Current Assets		
Cash in Banks		
General Funds	$	474,501
Reserve Funds Deposited for Benefit of Customers		356,694
Receivable from Clearing		429
Receivable from Customers		4,122
Securities Owned - Market Value		1,162,165
Other Current Assets		47,078
		2,044,989
Other Assets		
Deposits		122,988
		122,988
Total Assets	$	2,167,977

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Payable to Brokers	$	-
Customers' Credit Balances		183,015
Other Current Liabilities		75,430
		258,445
Stockholders' Equity		
Common Stock (Authorized 10,000 Shares,		
Issued and Outstanding 6,100 Shares)		305,000
Retained Earnings		1,604,532
		1,909,532
Total Liabilities And Stockholders' Equity	$	2,167,977

The accompanying notes are an integral part of this financial statement.

ROBINSON & LUKENS, INC.

MCLEAN, VA

NOTES TO FINANCIAL STATEMENTS

AT DECEMBER 31, 2008

NOTE 1 - ORGANIZATION

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Philadelphia Stock Exchange, the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC).

NOTE 2 - ACCOUNTING POLICIES

Security transactions are recorded on settlement date. The effect on net income of using a settlement date basis versus a trade date basis for recording securities transactions is not material. Securities owned are recorded at market value with any unrealized appreciation or depreciation included in current operating income.
Fixed assets are carried at cost ($35,843), less accumulated depreciation. Depreciation is determined in accordance with accelerated cost recovery methods over the estimated useful lives of the assets. At December 31, 2008 all fixed assets were fully depreciated.

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of amounts on deposit with federally insured financial institutions in checking and money market accounts. Total cash on deposit at December 31, 2008, and during the year then ended exceeded the federal deposit insurance limits. The Company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

NOTE 4 - CAPITAL REQUIREMENTS

The Company is subject to the net capital rule of the Securities and Exchange Commission. The rule requires that the Company's ratio of "aggregate indebtedness," as defined, to "net capital," as defined, not exceed 15 to 1. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was .04 to 1, and net capital was $1,617,570 as compared to the required minimum net capital of $250,000.

NOTE 5 - LEASE COMMITMENTS

The Company is committed under a lease for office space which expires on April 30, 2010. Under this agreement the total future minimum lease payments at December 31, 2008 was $80,808 over the next twelve months and $97,027 over the remaining term of the lease.

(Continued)

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 7 - INCOME TAXES

The Company has elected to file income tax returns as a subchapter S Corporation as defined in the Internal Revenue Code. Generally, a S Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability.

NOTE 8 - RESERVE FUNDS DEPOSITED FOR THE BENEFIT OF CUSTOMERS

Cash segregated in special reserve bank accounts for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission at December 31, 2008 was $192,615.

NOTE 9 - PENSION PLAN

The Company has a Simplified Employee Pension Plan. Discretionary contributions are made to individual accounts of eligible employees. Employees meeting certain age and service requirements participate in the plan. At December 31, 2008 the Company had accrued a contribution to the plan of $36,633.

NOTE 10 - SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at market values as follows:

Money Market Mutual Funds	$ 254,787
Mutual Funds	54,254
Corporate Stocks	853,124
Total	$ 1,162,165

TELEPHONE
(202) 331-1040

FACSIMILE

(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, NW, SUITE 375
WASHINGTON, DC 20006

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
 Robinson & Lukens, Inc.
McLean, VA

Gentlemen:

In planning and performing our audits of the financial statements of Robinson & Lukens, Inc. for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Robinson & Lukens, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2009   *William Bathof & Company, P.C.*

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, NW, SUITE 375
WASHINGTON, DC 20006

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
 Robinson & Lukens, Inc.
McLean, VA

Gentlemen:

In planning and performing our audits of the financial statements of Robinson & Lukens, Inc. for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Robinson & Lukens, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2009